UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

BIRKS & MAYORS INC.

1240 Square Phillips

Montreal, Quebec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F   [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On February 10, 2006, the Board of Directors of Birks & Mayors Inc., a Canadian corporation (the “Company”), approved the Company entering into a Management Consulting Services Agreement (the “Agreement”) with Iniziativa S.A., a company incorporated under the laws of Luxembourg (“Iniziativa”). Under the Agreement, Iniziativa is to provide advisory, management and corporate services to the Company for approximately US$235,500 per quarter through the period ending March 31, 2007, plus out of pocket expenses. The initial term of the Agreement begins on April 1, 2006 and ends on March 31, 2007. The Agreement may be renewed for additional one year terms by the Company.

Two of the Company’s directors, Filippo Recami and Dr. Lorenzo Rossi di Montelera, are affiliated with Iniziativa. Mr. Recami is the managing director of Iniziativa. Dr. Rossi shares joint voting control over the shares of Iniziativa, which owns 100% of the outstanding stock of Regaluxe Investment Sarl, a company incorporated under the laws of Luxembourg (“Regaluxe”). Regaluxe is the controlling shareholder of the Company. Mr. Recami and Dr. Rossi, are affiliated with Regaluxe as well. Mr. Recami is the Chief Executive Officer and managing director of Regaluxe and Dr. Rossi is a member of the Board of Directors of Regaluxe. The Board of Directors of the Company waived the Company’s Code of Conduct relating to related party transactions when the Board of Directors approved the Company entering into the Agreement with Iniziativa.

In addition, on February 10, 2006, the Board of Directors of the Company authorized the Company to purchase gemstones from Brazilian Emeralds, Inc. (“Brazilian Emeralds”) from time to time. Thomas A. Andruskevich, the Company’s President and Chief Executive Officer is a non-controlling shareholder and director of Brazilian Emeralds. An internal committee of the Company, which will report to the Corporate Governance Committee twice per year, will approve purchases and monitor the competitiveness of Brazilian Emeralds’ prices. Thus, the Board of Directors approved a waiver of the Company’s Code of Conduct and Code of Ethics for Senior Financial Officers when it approved these purchases from Brazilian Emeralds.

Lastly, the Board of Directors of the Company approved the Company entering into a consulting arrangement with Mariangela Federighi. Ms. Federighi will provide a maximum of 500 hours of consulting services, at a rate of CAD$30 per hour, over a one-year term. The Company will reimburse Ms. Federighi for reasonable expenses incurred in the fulfillment of her consulting services. Mrs. Federighi is the daughter-in-law of Dr. Rossi, who is the Chairman of the Board and controlling shareholder of the Company. The Board of Directors, on February 10, 2006, approved a waiver of the Code of Conduct in allowing Ms. Federighi to provide her consulting services to the Company.

Documents submitted herewith.

List of Documents

1.	Form of Management Consulting Services Agreement between Birks & Mayors Inc. and Iniziativa S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.

Date: February 15, 2006	By:	/s/ Marc Weinstein
Marc Weinstein
Senior Vice President and Chief Administrative Officer

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 10.1	Form of Management Consulting Services Agreement between Birks & Mayors Inc. and Iniziativa S.A.

Exhibit 10.1

MANAGEMENT CONSULTING SERVICES AGREEMENT

MEMORANDUM OF AGREEMENT has been entered into in the City of Montreal, Province of Quebec, as of April 1, 2006 ( the “Effective Date”)

BY AND BETWEEN:	Birks & Mayors Inc., a company incorporated under the laws of Canada and having its head office at 1240 Phillips Square, Montreal, Quebec, Canada (hereinafter referred to as “Birks & Mayors”)

AND:	Iniziativa S.A., a body incorporated under the laws of Luxembourg and having its head office at 26 Rue Louvignyl, Luxembourg (hereinafter referred to as “Iniziativa”),

THIS AGREEMENT WITNESSETH THAT, in consideration of the mutual covenants herein contained, it is agreed by and between the Parties as follows:

ARTICLE ONE

INTERPRETATION

1.1.	Definitions. For the purposes hereof, the following words and phrases shall have the following meanings, respectively, unless otherwise specified by the context:

(a)	“Advisory, Management and Corporate Services” shall have the meaning ascribed thereto at Section 2.1 and shall be hereinafter referred to as AMCS;

(b)	“Agreement” shall mean this Management Consulting Services Agreement and all instruments supplemental hereto or any amendment or confirmation hereof; “herein”, “hereof”, “hereto” and “hereunder” and similar expressions mean and refer to this Agreement and not to any particular Article, Section, Subsection or other subdivision;

(c)	“Event of Default” shall have the meaning ascribed thereto at Section 4.2;

(d)	“Parties” shall mean Birks & Mayors and Iniziativa and “Party” shall mean any one of them;

1.2	Gender. Any reference in this Agreement to any gender shall include all genders and words used herein importing the singular number only shall include the plural and vice versa.

1.3	Headings. The division of this Agreement into Articles, Sections, Subsections and other subdivisions and the insertion of headings are for convenience or reference only and shall not affect or be utilized in the construction or interpretation hereof.

1.4

Severability. Any Article, Section, Subsection or other subdivision of this Agreement or any other provision of this Agreement which is, or becomes, illegal, invalid or unenforceable shall be severed here from and shall be ineffective to the extent of such illegality, invalidity or unenforceability and shall not affect or impair the remaining provisions hereof, which provisions shall be severed from any illegal, invalid or unenforceable Article, Section, Subsection or other subdivision of this Agreement or any other provisions of this Agreement.

1.5	Entire Agreement. This Agreement, together with any documents to be delivered pursuant hereto or thereto, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties.

1.6	Waiver. No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provisions (whether similar or not) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in writing and duly executed by the Party to be bound thereby.

1.7	Governing Law. This Agreement shall be governed, interpreted and construed in accordance with the laws of Canada applicable therein.

1.8	Language. The parties have required that this Agreement and all documents or notices relating thereto be in the English language.

1.9	Accounting Principles. Accounting terms not otherwise defined have the meanings ascribed thereto under U.S. Generally Accepted Accounting Principles (GAAP).

1.10	Currency: Unless otherwise indicated, all dollar amounts in this Agreement are expressed in U.S.Dollars.

1.11	Independent Contractor. Nothing contained in this Agreement shall be construed as creating any relationship between the Parties other than that of independent contractors. Iniziativa shall not represent to third parties being authorized or entitled to execute or agree on behalf of Birks & Mayors or bind Birks & Mayors to any agreement or document of any kind whatsoever.

ARTICLE TWO

SERVICES

2.1	Advisory, Management and Corporate Services. On Birks & Mayors request, Iniziativa agrees to provide to Birks & Mayors the services (collectively known as the “AMCS”) outlined in the Attachment 1 “Offer of “A.M.C.S.” to Birks & Mayors.

2.2	Representations and Warranties. Iniziativa hereby represents and warrants to Birks & Mayors as follows and acknowledges that Birks & Mayors is relying upon such representations and warranties in connection with this Agreement:

(a)	the personnel of Iniziativa will have the required skills and capacity to provide AMCS in accordance with this Agreement;

(b)	Initziativa knows of no facts or circumstances, which would prevent it from providing personnel to Birks & Mayors hereunder; and

MANAGEMENT SERVICES CONSULTING AGREEMENT	2

(c)	Iniziativa represents that the amounts to be invoiced to Birks & Mayors shall be reasonable in all circumstances, having regard to the nature of the services to be rendered, the qualifications of the person providing such services and generally prevailing market conditions.

2.3	Standard of Performance. The personnel of Iniziativa will perform AMCS in a professional and prudent manner, using sound and proven principles and procedures.

2.4	Notification. Each Party shall forthwith notify the other Party of any circumstances or facts that materially and adversely affect or could reasonably be expected to materially and adversely affect such Party’s performance of its obligations hereunder.

ARTICLE THREE

FEES

3.1	Fees. Effective the date hereof, Birks & Mayors shall, in consideration of Iniziativa agreeing to provide AMCS to Birks & Mayors, pay to Iniziativa a maximum amount of US$235,500 per quarter through the period ending March 31, 2007. Payments to Iniziativa will be pro-rated monthly and will by paid by Birks & Mayors on the 10th of each calendar month. Iniziativa shall provide Birks & Mayors with an invoice satisfactory to support said payments. If necessary, Iniziativa can invoice to Birks & Mayors additional fees for extraordinary activities upon Birks & Mayors prior approval.

Should the $US / € exchange rate increase to and remain above 1.30$ / 1€ or decrease to and remain below 1$ / 1€ for 15 consecutive business days, the Parties agree to reevaluate the Fees and make adjustments as they deem necessary.

3.2	Other Out-of-Pocket Disbursements. Birks & Mayors will also reimburse, upon presentation of supporting documents, Iniziativa for the following direct out-of-pocket disbursements reasonably and actually incurred by Iniziativa in the performance of AMCS:

(a)	lodging and transportation expenses reasonably incurred by the personnel of Iniziativa in the performance of AMCS; and

(b)	such other out-of-pocket disbursements.

In no event shall these expenses exceed US$7,500 in any quarter without the prior written consent of Birks & Mayors.

3.3	Invoices. Iniziativa will invoice Birks & Mayors for amounts payable pursuant to Sections 3.1 and 3.2. Each invoice will be itemized to show, among other things, the kind of professional skill who, during the calendar month, rendered AMCS and the number of hours worked by each, and details of out-of-pocket disbursements and expenses covered by such invoice together with supporting vouchers and receipts.

If needed any applicable exchange rate will be calculated in accordance with GAAP.

3.4	Credit Agreement. If a default or an event of default exists under that certain Revolving Credit, Tranche B Loan and Security Agreement, dated on or about

MANAGEMENT SERVICES CONSULTING AGREEMENT	3

January 19, 2006, by and among Mayor’s Jewelers, Inc., a Delaware Corporation (“Mayor’s”), Birks & Mayors (the “Canadian Borrower”, and together with Mayor’s, the “Borrowers”), the Subsidiaries of the Borrowers party thereto, Bank of America, N.A., a national banking association, as administrative agent for itself and the other U.S. lending institutions party thereto (hereinafter, collectively, the “U.S. Lenders”), Bank of America, N.A. (acting through its Canada branch), a national banking association, as Canadian agent for itself and the other Canadian lending institutions party thereto (hereinafter, collectively, the “Canadian Lenders”, and together with the U.S. Lenders, the “Lenders”), the Lenders and GMAC Commercial Finance LLC, as syndication agent, as amended, amended and restated, replaced, or otherwise modified and in effect from time to time, Birks & Mayors shall not be obligated to pay the fees set forth in this Article Three until such default has been cured.

ARTICLE FOUR

TERM; REMEDIES

4.1	Term. This Agreement will become effective on April 1, 2006 and will remain in effect until March 31, 2007. Thereafter, this Agreement will be extended automatically for additional successive terms of 1 year, unless either party gives notice to the other party of its intent not to renew 60 days prior to the end of the term.

4.2	Event of Default. An “Event of Default” will mean any of the following:

(a)	The failure by any Party to perform or fulfill any obligation pursuant to the Agreement;

(b)	Failure by Iniziativa to provide at least 800 hours of service to Birks & Mayors in any quarter; and

(c)	The bankruptcy of any Party or the making by such Party of an assignment for the benefit of creditors, or the appointment of a trustee or receiver and manager or liquidator to such Party for all or a substantial part of its property, or the commencement of bankruptcy, reorganization, arrangement, insolvency or similar proceedings by or against such Party under the laws of any jurisdiction, except where such proceedings are defended in good faith by such Party.

4.3	Remedies. If any Event of Default shall have occurred to any Party, then the other Party may immediately terminate this Agreement and exercise the remedies permitted by the law.

4.4	Default Interest. If any Party fails to pay as and when due and payable any amount hereunder which is not in dispute, then such Party shall pay interest on such amount from the due date up to and including the date when such amount and all interests thereon are paid in full at the rate per annum equal to (i) the rate of interest commonly known and referred to as the U.S. Prime Rate as published in the Wall Street Journal plus (ii) one percent (1%). Such interests shall be payable on demand.

MANAGEMENT SERVICES CONSULTING AGREEMENT	4

ARTICLE FIVE

GENERAL

5.1	Notices. Any notice, consent, approval, direction or other instrument required or permitted to be given hereunder shall be in writing and given by delivery or sent by telex, telecopier or similar telecommunication device and addressed:

(a)	in the case of Birks & Mayors to:

Attention:	Chief Executive Officer
Birks & Mayors Inc.,
1240 Phillips Square,
Montreal, Quebec, Canada H3B 3H4

(b)	in the case of Iniziativa to:

Attention:	Chief Executive Officer
Iniziativa S.A.
26 Rue Louvigny
Luxembourg

Any notice, consent, approval, direction or other instrument given as aforesaid shall be deemed to have been effectively given and received, if sent by telex, telecopier or similar telecommunications device on the next business day following such transmission or, if delivered, to have been given and received on the date of such delivery. Any Party may change its address for service by written notice given as aforesaid.

[Remainder of Page Intentionally Left Blank]

MANAGEMENT SERVICES CONSULTING AGREEMENT	5

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date and at the place first above mentioned.

INIZIATIVA S.A.

By:
Name:
Title:

By:
Name:
Title:

BIRKS & MAYORS INC.

By:
Name:
Title:

MANAGEMENT SERVICES CONSULTING AGREEMENT	6

ATTACHMENT 1

OFFER OF “A.M.C.S.” TO BIRKS & MAYORS INC.

PRESENTATION

Our Company

•	The Company was established more than 15 years ago.

•	The Company is currently located at: 26, Rue Louvigny – Luxembourg.

•	The Company has invested directly in the following fields:

•	Financial / consulting activity;

•	“Art de la Table” (production / manufacturing and commercial field);

•	Jewellery (production / manufacturing and distribution);

•	Real estate.

•	The Management and Board members also have expertise in the following fields, among others:

•	Private banking;

•	Textile manufacturing;

•	Food industry;

•	Bioengineering & High tech;

•	Others.

•	The Management has considerable professional experience and is able to perform Advisory, Management and Corporate Services (AMCS) in a professional and prudent manner, using sound and proven principles and procedures.

INIZIATIVA SA

Our Skills

Our Company is specialized in providing services collectively known as Advisory, Management and Corporate Services (AMCS). A list of key skills is outlined hereafter:

•	We utilize internal and external resources;

•	We have significant professional relationships at very senior levels with various companies all around the world, including the banking industry;

•	We have significant expertise in the following areas:

o	Luxury brand management and development

o	Advertising and marketing

o	Management of strategic models engineering and M/T planning, budgeting and accounting systems

o	Management and control of the procedures

o	International law and general legal matters

o	Banking negotiations

o	R&D programs & Governmental Research Programs

o	Stock exchange rules and regulations

o	Human resource activities and management

•	We have expertise in certain foreign languages including French, Italian, German, Czech, and Spanish.

INIZIATIVA SA

Our main customers are:

GROUP SUBSIDIARIES:

IMMOBILIARE RADO SRL (Italy)

THIRD PARTY COMPANIES:

BORGOSESIA SPA (Italy) – Company listed in the Italian Stock exchange

INIZIATIVA SA

OUR SERVICES / ACTIVITIES

•	Provide to your Company general assistance in the definition of long term strategic directions and in the establishment of medium and long term goals;

•	Support in development and assessment of alternative medium and long term strategic options and in prioritization of key strategic initiatives to achieve optimal allocation of available resources;

•	Analysis of market research and assessment of your Company’s strengths and weaknesses, in the context of industry trends and evolutions in the competitive environment;

•	Make recommendations about the development, the planning and the formulation of business strategies detailed in your Company’s Strategic Plan in terms of:

-	Desired market positioning, target customers, and communication priorities;

-	Development of key merchandise categories (including Bridal, Fine Jewellery, Timepieces, Gifts) through improved merchandising processes, product selection and exclusivity, pricing, visual presentation, and service;

-	Retail stores profitability enhancement through improved store design and through store network optimization including geographical expansion;

-	Improvement of your Company’s cost structure, including gross margin enhancement through vertical integration and improvement of head office efficiency through Group-level organizational integration;

-	Establishment of clear measurement and reporting systems to foster Management accountability on key revenue and profitability goals;

INIZIATIVA SA

OUR SERVICES / ACTIVITIES (cont’d)

•	Support your Management by providing expert advice in the definition and implementation of marketing/products/production action plans and activities;

•	Support in the analysis of variances between actual results and Budget / Strategic Plan and in the development of corrective actions to address negative variances;

•	Research, analysis, advice and support in relation to: i) mergers and acquisitions, directly or with the support of investment banks, ii) the definition of key cost reduction and integration goals;

•	Assist your Company on financial matters especially in the establishment of financial projections, reporting systems and controls both in the manufacturing and retail fields;

•	Assist your Company with the Government Authorities to take advantage of Government grants and incentives (including subsidised financing, etc.);

•	Support your Company in:

-	Research of acquisition targets

-	Evaluation of acquisition targets

-	Negotiations with acquisition targets

-	Closing of the acquisition, including financing

-	Integration of the acquired company

INIZIATIVA SA

OUR SERVICES / ACTIVITIES (cont’d)

•	Assist your Company in the coordination and negotiation of the relations and/or negotiations with external entities and other companies including without limitation, banks and financial institutions; for greater clarity we will provide assistance to your Company relating to:

-	determination of the architecture of financial transactions, including but not limited to:

■	refinancing

■	growth capital

■	acquisition financing

■	credit card operations, etc.

-	research and evaluation of Investment Banks

-	negotiation with Investment Banks

-	research and evaluation of equity investors and mezzanine lenders

-	negotiation with equity investors and mezzanine lenders

-	drafting of presentations to equity Investors and/or Financial Institutions

-	organization and general support for meetings with Investors and/or Financial Institutions

-	maintenance of on-going relationships including follow-up support in organising and preparing update meetings including, when necessary, participation in the meetings

•	Support your Company in its Stock Exchange activity; including but not limited to revision of press releases, preparation for presentation to shareholders including support for the preparation of the annual shareholders’ meeting, etc.

INIZIATIVA SA

OUR SERVICES / ACTIVITIES (cont’d)

•	Assist in any necessary coordination with your directors, shareholders and the market (in particular using our public relations system).

•	Presentation, evaluation and selection of clients and suppliers;

•	Use of the professional relationships and the network of our Top and Senior Management for introductions to new clients, suppliers and, in more general terms, business partners;

•	Support your human resources staff in the networking and recruitment of potential candidates as the need is identified;

•	Support in the definition of salaries and benefits for Management;

•	Provide the necessary expertise for translations to deal with foreign companies;

•	Provide the support with recommendations in the analysis, proposal and evaluation of suppliers for Capital Expenditures;

•	Perform professional visits to or on behalf of your Company.

•	Perform any other services your Company shall reasonably request.

INIZIATIVA SA

METHODS

All our services will be furnished as follows:

•	Periodically we meet your Executives in order to understand your global needs (during meetings, telephone calls…);

•	When the needs are determinate, we will create teams with your Executives through exchanging necessary information to analyse your real situation;

•	If needed, we will work with external companies / managers in a consulting and advisory capacity only;

•	After analysing the needs, we will provide you with our recommendations, suggestions and proposals through all appropriate communication means (faxes, e-mail, telephone calls, meetings…).

•	As needed, we will submit complete written reports.

•	A summary of our activities will be attached to all our invoices.

INIZIATIVA SA

COST

Based on the services provided and to be provided, the Retention Fees (*) will be as follows:

For the quarter ending on June 30th, 2006:	US $ 235,500
(The minimum amount of hours for this quarter will be 800 hours)

For the quarter ending on September 30th, 2006:	US $ 235,500
(The minimum amount of hours for this quarter will be 800hours)

For the quarter ending on December 31st, 2006:	US $ 235,500
(The minimum amount of hours for this quarter will be 800hours)

For the quarter ending on March 31st, 2007:	US $ 235,500
(The minimum amount of hours for this quarter will be 800 hours)

(*)	the Retention Fees do not include out-of-pocket expenses. The Retention Fees will be pro-rated by month and paid on a monthly basis, payable before the 10th of each calendar month.

INIZIATIVA SA

A quarterly review of the services provided will be submitted to your Corporate Governance Committee.

Should the $US / € exchange rate increase to and remain above 1.30$ / 1€ or decrease to and remain below 1$ / 1€ for 15 consecutive business days, a reasonable review of the Retention Fees will be executed.